

INVEST IN **LEAVENWORTH ICE RINK**

The Ice Rink Leavenworth has always needed...sharing the benefits of tourism with everyone!

leavenworthicerink.com   Leavenworth, WA   Brick & Mortar   Recreation

Highlights

(1) 2018: Regional Recreational Need Assessment confirms an Ice Rink as the #2 in-demand sports facility

(2) Recreation Tourism is exploding in the US and the PNW is a hub of this growth



3 2015: Leavenworth Ice Rink Feasibility Study confirms up to 20% of visitors demand Ice Skating



4 2023 shows 3.5 MM visitors/year come to Leavenworth WA (Leavenworth Chamber of Commerce)

Featured Investor



F Margo Hornback

Invested $5,000 ⓘ

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Syndicate Lead

retired , federal employee … hoping for positive change

"I first met Marco Aurilio when he worked with my now deceased husband, a 49 year firefighter, at CCFD 3. Gil and I had agreed to have Firewise work done on our acre property. After Gil died, I went forward with that plan. It is unusual for Marco to have a conversation that doesn't eventually include ice skating, and more specifically ice hockey. Marco did the snow removal work my husband had previously managed for 15 years. Eventually, for the first time in my 75 years, I became interested in a a game, ice hockey, and began going to the adult hockey games Marco plays in (and his sons). They are not male only, which I appreciated! You have likely never been to Eastern Washington or the "Bavarian Village" of Leavenworth. We are surrounded by towns that have ice rinks, including one in the middle of wheat country! But the most visited town in E WA, that is the most alpine area, does not have a rink. My niece skated in high school and has recently taken it up again. It would warm my heart to see her skating again in my home town!"

Our Team



Marco Aurilio Founder

BS Chem/Microbiology, Denali Medical Team Leader, Invented tech NASA Shuttle, innovated oncology API chem process, Certified Firefighter / EMT- 10yrs, Leavenworth City Council Community advocate, 11 year youth Hockey coach with U18 WA State Champ.



Zoltan Szabadi Founder

BS Economics - Penn State University. Founder of 3 startups, raising $ millions in funding. Executive at Amazon and Google. VP at a $1B pre-IPO and a Series A startup. Head Gate Judge for Stevens Pass Alpine Club, Leavenworth's local mountain!

Leavenworth Ice Rink..Tangible value for community and visitors

LEAVENWORTH, WA



An extended Holiday Season - Oktoberfest, Christkindlmarkt, Village of Lights through February, and Spring Celebrations



3.5 Million

MILLIONS OF VISITORS

World renowned, Bavarian-themed town with over 3.5 million visitors per year - December sees over 500 thousand of those visitors

Forbes

CHRISTMAS TOWN USA

#3 on the "50 Cities with the Most Holiday Cheer"

Outside

MOUNTAIN TOWN USA

A top 24 Best Mountain Town in the U.S.

DECADES OF DEMAND

A REAL NEED FOR TOURISTS AND LOCALS

LACK OF WINTER ACTIVITIES

Limited winter activities are either weather-dependent, short in duration, or out of town.

ATTRACTIONS ARE OVERCROWDED

Over-tourism is a challenge, and people need more to do. Most offerings in town have been the same since the 1970s, and more is needed to match tourism growth, and keep Leavenworth fresh.

DECADES OF DOCUMENTED NEED

Surveys in the 1980s, 2012, and 2021 all confirm the desire for ice skating. In 2015, a government Ice Rink Feasibility Study confirmed demand for the rink.

THE OBVIOUS SOLUTION

PROVEN SUCCESS

In the 2019-2020 season, a small, low-quality ice rink In Leavenworth operated for 2 months making $200,000.

At 3X the size, a 6 month season, and offering a world class facility, Leavenworth Ice Rink would generate $1.8 Million in just Public skating revenue. But there is so much more...





THE OBVIOUS SOLUTION

ROCKEFELLER CENTER MEETS SUN VALLEY, IDAHO

A premium ice skating experience in a Bavarian alpine setting

Locally sourced food, drink, and entertainment



Becoming one of the top 10 ice rinks in the world

A PRIME LOCATION

STEPS FROM DOWNTOWN

- Scenic, riverfront location just two blocks from the downtown core
- Adjacent to the luxury Post Hotel
- Land lease agreement through 2026-27 Season



Next to the luxury **Post Hotel**

DOWNTOWN

LEAVENWORTH ICE RINK

BEYOND AN ICE RINK

OPEN THROUGH THE SEASONS

Leavenworth Ice Rink is a full size NHL outdoor ice rink, open 6 months from October to March, with seating for 700+ spectators. This ice venue will support diverse revenue streams:

Public Skating – Public Skating Multiple daily sessions, 7 days a week

Ticketed Events – Ice shows, sporting events, and expos

Food, Drink and Merchandise – Sales of branded gear, food, and drinks

Sponsorships & Advertising – Board, ice, and digital signage opportunities

Ice Sports – Youth, college, and professional-level competitions & rec leagues

Corporate Events – Serving the 100,000+ businesses in the Greater Seattle Area



MARKET & REVENUE OVERVIEW

MARKET SIZE, REVENUE, AND PROFITABILITY



1.7M VISITORS

With **1.7 million visitors** in the October to March season, Leavenworth sees comparable tourism to other world class winter destinations such as **Vail, Park City, Sun Valley, and Aspen (all featuring scenic rinks).**

$900K NET INCOME

Even with initial startup costs to acquire the ice rink, equipment, and facilities, net income is projected to reach **$900 thousand in the first season**, with a **20% year-over-year growth rate** in revenue that will result in **$1.5 million in net income by 2026-2027.**

REVENUE

NET INCOME

$3M $900K

2025-2026

REVENUE

$1.5M NET INCOME PROJECTED

$3.6M $1.5M

2026-2027

PROJECT TIMELINE



Q1 2025

SEED MONEY, VENDORS & LEASE SECURED

1st WeFunder campaign is completed, lease for the land is signed, and vendors selected

Q2 2025

FUNDING & VENDORS

Funding raised from strategic investors and vendor deposits completed

Q3 2025

SET-UP & HIRING

Hire the team and install the world class ice rink

Q4 2025

ICE RINK OPENS OCTOBER 1

Open the rink and the new experience that Leavenworth will now offer

MEET THE TEAM   ADVISORY BOARD   ENDORSEMENTS



MEET THE TEAM

EXPERTISE IN EVERY AREA



MARCO AURILIO

Retired firefighter & local entrepreneur, 11 yr youth hockey coach 2x State Champs, community volunteer.

ZOLTAN SZABADI

Retired tech executive and entrepreneur, focused on this passion project



ADVISORY BOARD

Ryan Forbes, Former VP of Operations at Vail Resorts - Stevens Pass

Mike Cummings, Executive Board Member at Leavenworth Ski Hill Heritage Foundation (LSHHF)

Steven Gusa, Ice Operations Consultant, lead ice technician for Trine University (IN)

Roland Franke, Global Pharmaceutical Entrepreneur, MIT Sloan MBA, PhD Chemistry

ENDORSEMENTS

Love LEAVENWORTH VACATION RENTALS

ENZIAN INN

POSTHOTEL

YODELIN

WHISTLEPUNK ICE CREAM CO.

INVESTING FOR EVERYONE

THE OPPORTUNITY FOR ANYONE TO BENEFIT FROM OUR TOURISM ECONOMY - $100 ENTRY LEVEL INVESTMENT

MAKE MONEY ON LEAVENWORTH TOURISM

Double your investment and tap into our thriving winter destination for as little as $100. Don't miss this rare chance to earn while supporting local growth.



INVEST IN A COMMUNITY ASSET

Help build a long-awaited ice rink. This 2x revenue share investment makes it easy to support a project that benefits everyone.



ENJOY PREMIUM INVESTOR PERKS

This investment model includes exclusive perks like season passes for individuals and families, merch, and private rink rentals!



Revenue shares are investments paid out up to 200% as profits roll in. Anticipated complete payout in 2-3 years

THE OPPORTUNITY FOR ANYONE TO BENEFIT FROM OUR TOURISM ECONOMY - $100 ENTRY LEVEL INVESTMENT

Downloads



Wefunder Revenue Share Calculator - Leavenworth Ice Rink - Wefunder Revenue Share Calculator.pdf


Share Calculator.pdf